June 18, 2002

To:      Current Plan Participants

Dear Plan Participant:

I am pleased to provide you with the enclosed Prospectus, which describes our amended and restated Dividend Reinvestment Plan now known as the Direct Purchase and Dividend Reinvestment Plan. F&M Bancorp's original Dividend Reinvestment and Stock Purchase Plan was created in April of 1991 and has not been amended since that time. The original Plan provides that the company can amend it at any time and we have taken the opportunity to update the Plan. The changes are summarized below, however, you should read the entire prospectus, as it is the controlling document.

CHANGES INCLUDE:

o        Monthly rather than quarterly investments of optional cash investments
o Increases in amounts of optional cash investments to a minimum of $100 monthly and a maximum of $3,000 monthly
o        Updated forms for ease of communication
o Partial reinvestment of dividends rather than the current ability to reinvest only all or no dividends
o        Updated format for ease of reading and use

One significant change from the current Plan is the elimination of the 5% discount paid on reinvested dividends.

NEW FEATURES INCLUDE:

o Authorization to transact business by telephone in addition to in writing
o        Safekeeping of certificates
o Automatic withdrawal of optional cash contributions from a designated deposit account
o        Streamlined process for gifting/transferring stock to others
o        Ability to sell shares through the Plan
o Direct purchase feature which allows non-stockholders to obtain their initial investment through the Plan.

Please read the enclosed Prospectus. It is effective as of June 18, 2002. IF YOU DETERMINE TO CONTINUE TO PARTICIPATE IN THE DIRECT PURCHASE AND DIVIDEND REINVESTMENT PLAN, YOU NEED DO NOTHING. If you choose to terminate your participation or to modify your previous elections, you must communicate that decision in writing to Wells Fargo Shareowner Services. Thank you for your continued interest in F&M Bancorp.

Very truly yours,

/s/ Faye E. Cannon

Faye E. Cannon
President / CEO